Free Writing Prospectus, dated April 11, 2014 (To Prospectus, dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 433 Registration Statement 333-190038 April 11, 2014

USD $100,000,000 Floating Rate Senior Notes due 2017

Terms & Conditions:

Issuer:	Barclays Bank PLC

Status:	Senior / Unsecured / Unsubordinated

Expected Issue Ratings:[1]	A2- (Moody’s) / A (S&P) / A (Fitch)

Legal Format:	SEC registered

Principal Amount:	USD $100,000,000

Trade Date:	April 10, 2014

Settlement Date:	April 15, 2014 (T+3)

Maturity Date:	April 13, 2017

Coupon:	3-month USD Libor +41bps

Interest Payment Dates:	Quarterly in arrear on January 13, April 13, July 13 and October 13 in each year, commencing on July 13, 2014 and ending on the Maturity Date

Coupon Calculation:	Actual/360, Modified Following, adjusted

Business Days:	New York, London

U.K. Bail-in Power Acknowledgement:	Yes (see section entitled “Agreement with Respect to the Exercise of U.K. Bail-in Power” below).

Benchmark:	3-month USD LIBOR (as determined by Reuters Page LIBOR01)

Margin:	+41bps

Issue Price:	100%

Underwriting Discount:	0.04%

Net Proceeds:	USD $99,960,000

Sole Bookrunner:	Barclays Capital Inc.

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-6 of the prospectus supplement dated July 19, 2013 (referred to below), the section entitled “Risk Review” of our Annual Report on Form 20-F filed with the SEC on March 14, 2014, and also see “Additional Risk Factors Related to U.K. Bail-In Power” below

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06741UCH59 / 06741UCH5

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-190038) and to be issued pursuant to the Senior Debt Indenture dated September 16, 2004 (the “Indenture”) between the Issuer and The Bank of New York Mellon, as trustee (the “Trustee”)

Other Terms:	See terms set forth in the section entitled “Agreement with Respect to the Exercise of U.K. Bail-in Power” below

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Agreement with Respect to the Exercise of U.K. Bail-in Power

The Prudential Regulation Authority of the United Kingdom (the “PRA”) has requested the Issuer to address in the terms of certain of its liabilities the requirements envisaged in Article 50 of the draft legislative proposal of the European Commission for a directive providing for the establishment of a European-wide framework for the recovery and resolution of credit institutions and investment firms published on June 6, 2012 (the “Recovery and Resolution Directive” or “RRD”), and we have accordingly included the two following paragraphs in the terms of the Notes:

By its acquisition of the Notes, each holder of the Notes acknowledges, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power (as defined below) by the relevant U.K. resolution authority (as defined below) that may result in the cancellation of all, or a portion, of the principal amount of, or interest on, the Notes and/or the conversion of all, or a portion, of the principal amount of, or interest on, the Notes into shares or other securities or other obligations of the Issuer or another person, including by means of a variation to the terms of the Notes to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

For these purposes, a “U.K. Bail-in Power” is any statutory write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to the Issuer or other members of the Group (as defined below), including but not limited to any such laws, regulations, rules or requirements that are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a U.K. resolution regime under the U.K. Banking Act 2009, as amended, or otherwise, pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. Bail-in Power).

No repayment of the principal amount of the Notes or payment of interest on the Notes shall become due and payable after the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority unless such repayment or payment would be permitted to be made by the Issuer under the laws and regulations of the United Kingdom and the European Union applicable to the Issuer.

By its acquisition of the Notes, each holder of the Notes, to the extent permitted by the U.S. Trust Indenture Act of 1939 (the “Trust Indenture Act”), waives any and all claims against the Trustee for, agrees not to initiate a suit against the Trustee in respect of, and agrees that the Trustee shall not be liable for, any action that the Trustee takes, or abstains from taking, in either case in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes.

Upon the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to Notes, the Issuer shall provide a written notice to The Depository Trust Company (“DTC”) as soon as practicable regarding such exercise of the U.K. Bail-in Power for purposes of notifying holders of such occurrence. The Issuer shall also deliver a copy of such notice to the Trustee for information purposes.

The exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be an Event of Default (as defined in the Indenture).

By its acquisition of the Notes, each holder of the Notes acknowledges and agrees that no exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes shall give rise to a default for purposes of Section 315(b) (Notice of Default) and Section 315(c) (Duties of the Trustee in Case of Default) of the Trust Indenture Act.

The Issuer’s obligations to indemnify the Trustee in accordance with Section 6.07 of the Indenture shall survive the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes.

By its acquisition of the Notes, each holder of the Notes acknowledges and agrees that, upon the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes, (a) the Trustee shall not be required to take any further directions from holders of the Notes under Section 5.12 (Control by Holders) of the Indenture, which section authorizes holders of a majority in aggregate outstanding principal amount of the Notes to direct certain actions relating to the Notes, and (b) the Indenture shall impose no duties upon the Trustee whatsoever with respect to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. Notwithstanding the foregoing, if, following the completion of the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority, the Notes remain outstanding (for example, if the exercise of the U.K. Bail-in Power results in only a partial write-down of the principal of the Notes), then the Trustee’s duties under the Indenture shall remain applicable with respect to the Notes following such completion to the extent that the Issuer and the Trustee shall agree pursuant to a supplemental indenture.

By its acquisition of the Notes, each holder of the Notes shall be deemed to have (a) consented to the exercise of any U.K. Bail-in Power as it may be imposed without any prior notice by the relevant U.K. resolution authority of its decision to exercise such power with respect to the Notes and (b) authorized, directed and requested DTC and any direct participant in DTC or other intermediary through which it holds the Notes to take any and all necessary action, if required, to implement the exercise of any U.K. Bail-in Power with respect to the Notes as it may be imposed, without any further action or direction on the part of such holder or the Trustee.

Subsequent Holders’ Agreement

Holders of Notes that acquire the Notes in the secondary market shall be deemed to acknowledge, agree to be bound by and consent to the same provisions specified herein to the same extent as the holders of the Notes that acquire the Notes upon their initial issuance, including, without limitation, with respect to the acknowledgement and agreement to be bound by and consent to the terms of the Notes, including in relation to the U.K. Bail-in Power.

Additional Risk Factors Related to U.K. Bail-in Power

Regulatory action in the event of a bank failure could materially adversely affect the value of the Notes.

European resolution regime and loss absorption at the point of non-viability.

On December 12, 2013, the European Parliament and the EU Council Presidency negotiators reached a political agreement on the draft legislative proposal for a directive providing for the establishment of a European-wide framework for the recovery and resolution of credit institutions and investment firms (the “Recovery and Resolution Directive” or “RRD”). The draft RRD will need to be formally adopted by the EU Council and the European Parliament and is expected to enter into force on January 1, 2015. The stated aim of the RRD is to provide supervisory authorities, including the relevant U.K. resolution authority, with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimize taxpayers’ exposure to losses.

The powers proposed to be granted to supervisory authorities under the draft RRD include (but are not limited to) the introduction of a statutory “write-down and conversion power” and a “bail-in” power, which would give the relevant U.K. resolution authority the power to cancel all or a portion of the principal amount of, or interest on, certain unsecured liabilities (which could include the Notes) of a failing financial institution and/or to convert certain debt claims (which could include the Notes) into another security, including ordinary shares of the surviving Group entity, if any. It is currently contemplated that the majority of measures (including the write-down and conversion powers relating to Tier 1 capital instruments and Tier 2 capital instruments) set out in the draft RRD will be implemented with effect from January 1, 2015, with the bail-in power for other eligible liabilities (which could include the Notes) expected to be introduced by January 1, 2016. However, the draft RRD is not in final form, and changes could be made to it in the course of the final legislative process and anticipated implementation dates could change. Moreover, as discussed under “Bail-in option in the Banking Act” below, the amendments to the Banking Act (as defined below) are likely to accelerate the implementation timeframe of some or all of these resolution powers in the United Kingdom.

In addition to a “write-down and conversion power” and a “bail-in” power, the powers currently proposed to be granted to the relevant U.K. resolution authority under the draft RRD include the power to (i) direct the sale of the relevant financial institution or the whole or part of its business on commercial terms without requiring the consent of the shareholders or complying with the procedural requirements that would otherwise apply, (ii) transfer all or part of the business of the relevant financial institution to a “bridge bank” (a publicly controlled entity) and (iii) transfer the impaired or problem assets of the relevant financial institution to an asset management vehicle to allow them to be managed over time. In addition, the draft RRD proposes, among the broader powers proposed to be granted to the relevant resolution authority, to provide powers to the relevant resolution authority to amend the maturity date and/or any interest payment date of debt instruments or other eligible liabilities of the relevant financial institution and/or impose a temporary suspension of payments.

The RRD contains safeguards for shareholders and creditors in respect of the application of the “write down and conversion” and “bail-in” powers which aim to ensure that they do not incur greater losses than they would have incurred had the relevant financial institution been wound up under normal insolvency proceedings.

There remains uncertainty regarding the ultimate nature and scope of these powers and, when implemented, how they would affect the Issuer, the Group and the Notes. Accordingly, it is not yet possible to assess the full impact of the draft RRD on the Issuer, the Group and on holders of the Notes, and there can be no assurance that, once it is implemented, the manner in which it is implemented or the taking of any actions by the relevant U.K. resolution authority currently contemplated in the draft RRD would not adversely affect the rights of holders of the Notes, the price or value of an investment in the Notes and/or the Issuer’s ability to satisfy its obligations under the Notes.

Article 518 of Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms of the European Parliament and of the Council of June 26, 2013 (the “CRD IV Regulation”) states that if the RRD is not adopted by December 31, 2015, the European Commission should review and report whether the CRD IV Regulation should be amended so as to include write-down and conversion powers in order to ensure that relevant capital instruments fully absorb losses at the point of non-viability of the issuing institution and before any other resolution action is taken. There is a risk that such an amendment would result in the Notes that constitute relevant capital instruments being used to absorb losses on the occurrence of a non-viability event.

The exercise of any such power or any suggestion of such exercise could, therefore, materially adversely affect the value of the Notes subject to the RRD and could lead to the holders of the Notes losing some or all of their investment in the Notes.

U.K. resolution regime.

In the United Kingdom, the Banking Act 2009, as amended (the “Banking Act”) provides for a regime (the “resolution regime”) to allow the Bank of England (or, in certain circumstances, U.K. HM Treasury (the “U.K. Treasury”)) to resolve failing banks in the United Kingdom, in consultation with the PRA, the FCA and U.K. Treasury, as appropriate. Under the Banking Act, these authorities are given powers, including (a) the power to make share transfer orders pursuant to which all or some of the securities issued by a U.K. bank may be transferred to a commercial purchaser or the U.K. government; and (b) the power to transfer all or some of the property, rights and liabilities of a U.K. bank to a commercial purchaser or Bank of England entity. A share transfer order can extend to a wide range of securities, including shares and bonds issued by a U.K. bank (including the Issuer) or its holding company (Barclays PLC) and warrants for such shares and bonds. Certain of these powers have been extended to companies within the same group as a U.K. bank.

The Banking Act also gives the authorities powers to override events of default or termination rights that might be invoked as a result of the exercise of the resolution powers. The Banking Act powers apply regardless of any contractual restrictions and compensation may be payable in the context of both share transfer orders and property appropriation.

The Banking Act also gives the Bank of England the power to override, vary or impose contractual obligations between a U.K. bank, its holding company and its group undertakings for reasonable consideration, in order to enable any transferee or successor bank to operate effectively. There is also power for the U.K. Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect.

If these powers were to be exercised in respect of the Issuer (or any member of the Group), there could be a material adverse effect on the rights of holders of Notes, including through a material adverse effect on the price of the Notes.

Bail-in option in the Banking Act.

On December 18, 2013, the U.K. Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act”) became law in the United Kingdom. Among the changes introduced by the Banking Reform Act, the Banking Act is amended to insert a bail-in option as part of the powers of the U.K. resolution authority. The bail-in option will come into force when stipulated by the U.K. Treasury. On March 13, 2014, the U.K. Treasury published a consultation on three statutory instruments relating to the bail-in powers, which remains open until May 7, 2014. In its consultation, the U.K. Government noted that in order to complete the legislation and commence the bail-in powers in the U.K. Banking Reform Act, a number of pieces of secondary legislation are to be made.

The bail-in option is introduced as an additional power available to the U.K. resolution authority, to enable it to recapitalize a failed institution by allocating losses to its shareholders and unsecured creditors in a manner that ought to respect the hierarchy of claims in an insolvency of a relevant financial institution, consistent with shareholders and creditors of financial institutions not receiving less favorable treatment than they would have done in insolvency. The bail-in option includes the power to cancel a liability or modify the terms of contracts for the purposes of reducing or deferring the liabilities of the bank under resolution and the power to convert a liability from one form to another. The conditions for use of the bail-in option are, in summary, that (i) the regulator determines that the bank is failing or likely to fail, (ii) it is not reasonably likely that any other action can be taken to avoid the bank’s failure and (iii) the U.K. resolution authority determines that it is in the public interest to exercise the bail-in power.

The U.K. Government has expressed that the bail-in powers in the Banking Reform Act will require some minor modifications in order to fully transpose the RRD requirements; however, the U.K. Government’s view is that such amendments will not change the fundamental characteristic of the bail-in power. However, the RRD is still in draft form and changes may be made to the expected powers, which may require amendments to the bail-in option included in the Banking Act. In addition, the Banking Act may be amended and/or other legislation may be introduced in the United Kingdom to amend the resolution regime that would apply in the event of a bank failure or to provide regulators with other resolution powers.

Under the terms of the Notes, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

By its acquisition of the Notes, each holder of the Notes acknowledges, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority that may result in the cancellation of all, or a portion, of the principal amount of, or interest on, the Notes and/or the conversion of all or a portion of the principal amount of, or interest on, the Notes into shares or other securities or other obligations of the Issuer or another person, including by means of a variation to the terms of the Notes to give effect to the exercise by the relevant U.K. resolution authority of such bail-in power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the Notes. See also “—Regulatory action in the event of a bank failure could materially adversely affect the value of the Notes.”

The circumstances under which the relevant U.K. resolution authority would exercise its proposed U.K. Bail-in Power are currently uncertain.

Despite there being proposed pre-conditions for the exercise of the U.K. Bail-in Power, there remains uncertainty regarding the specific factors which the relevant U.K. resolution authority would consider in deciding whether to exercise the U.K. Bail-in Power with respect to the relevant financial institution and/or securities, such as the Notes, issued by that institution.

Moreover, as the final criteria that the relevant U.K. resolution authority would consider in exercising any U.K. Bail-in Power are expected to provide it with considerable discretion, holders of the Notes may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such U.K. Bail-in Power and consequently its potential effect on the Issuer, the Group and the Notes.

The rights of holders of the Notes to challenge the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority are likely to be limited.

There is some uncertainty as to the extent of any due process rights or procedures that will be provided to holders of securities (including the Notes) subject to the U.K. Bail-in Power and to the broader resolution powers of the relevant U.K. resolution authority when the final RRD rules are implemented in the United Kingdom. Holders of the Notes may have only limited rights to challenge and/or seek a suspension of any decision of the relevant U.K. resolution authority to exercise its U.K. Bail-in Power or to have that decision reviewed by a judicial or administrative process or otherwise.

U.S. Federal Income Tax Considerations

Although the matter is not free from doubt, the Notes should be treated as variable rate debt instruments for U.S. federal income tax purposes. For a discussion of the U.S. federal income tax consequences of holding a variable rate debt instrument, please see the section entitled “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement.

Other Information

We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement and any relevant preliminary pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any relevant preliminary pricing supplement if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Investors should note that Barclays will be publishing its Q1 2014 results on or around April 30, 2014.

We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this document, the “Issuer,” “we,” “us,” or “our” refers to Barclays Bank PLC, and the “Group” refers to Barclays PLC (or any successor entity) and its consolidated subsidiaries.